SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-14625

TECH DATA CORPORATION 401(k) SAVINGS PLAN

(Full title of the plan and the address of the plan if different from that of the issuer named below)

TECH DATA CORPORATION

5350 Tech Data Drive

Clearwater, Florida 33760

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

The Investment Committee

Tech Data Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Tech Data Corporation 401(k) Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tech Data Corporation 401(k) Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Tampa, Florida

June 26, 2013

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Investments, at fair value:
Cash, interest bearing	$5,817,337	$15,277
Money market fund	10,719,146	10,147,618
Mutual funds	89,042,717	84,629,379
Tech Data Stock Fund	—	7,917,290

Total investments	105,579,200	102,709,564

Receivables:
Notes receivable from participants	4,011,038	3,956,177
Other	14,357	64,914

Total receivables	4,025,395	4,021,091

Total assets	109,604,595	106,730,655

Liabilities:
Other	(5,468)	(5,043)

Total liabilities	(5,468)	(5,043)

Net assets available for benefits	$109,599,127	$106,725,612

The accompanying notes are an integral part of these financial statements.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,
	2012	2011
Additions to/(deductions from) net assets attributable to:
Net appreciation/(depreciation) in fair value of mutual funds	$9,485,993	$(5,250,070)
Net appreciation/(depreciation) in fair value of Tech Data Stock Fund	(514,582)	981,461
Interest and dividends	3,276,868	2,149,582
Other revenue	56,972	—

Investment income/(loss)	12,305,251	(2,119,027)

Interest income on notes receivable from participants	171,909	165,753

Employer contributions	2,151,490	2,468,294
Participant contributions	7,686,181	7,303,077

Total contributions	9,837,671	9,771,371

Total additions	22,314,831	7,818,097

Loan and administrative fees	(25,986)	(32,486)
Distributions to participants	(19,415,330)	(5,654,290)

Total deductions	(19,441,316)	(5,686,776)

Net increase in net assets	2,873,515	2,131,321
Net assets available for benefits:
Balance, beginning of the year	106,725,612	104,594,291

Balance, end of year	$109,599,127	$106,725,612

The accompanying notes are an integral part of these financial statements.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012

(1) DESCRIPTION OF PLAN

The following description of the Tech Data Corporation 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan, a defined contribution plan adopted January 1, 2000, and amended and restated January 1, 2003 and January 1, 2006, is a result of the merger of the Tech Data Corporation Retirement Savings Plan (the Retirement Savings Plan) and the Tech Data Corporation Employee Stock Ownership Plan (the ESOP), both defined contribution plans, into this Plan. Since January 1, 2003, the Plan has been amended for such items as discrimination testing, eligibility, maximum deferral rate, various definition terms and other items. The Plan was amended and restated into one document in April 2007, effective January 1, 2006. The Plan covers all employees of Tech Data Corporation and affiliated companies based in the United States (the Company) who have completed 30 days of employment with the Company and are age eighteen or older. The Plan was amended in 2007 to automatically enroll in the Plan all new employees that meet eligibility requirements. Eligibility for participation with respect to employer contributions is met upon completion of one year of service as defined in the Plan agreement. Effective March 28, 2008, the Plan was amended to change the participation eligibility of employees who are rehired or obtain a change of employment status from the date of rehire or change of status to an administratively feasible period of time after the rehire or change in status. The amendment also allows a temporary employee that has completed one year of service to participate in the Plan in order to comply with the Internal Revenue Service Quality Assurance Bulletin on part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Effective September 22, 2009, the Plan definition of the terms “employees” and “employment classification” was revised to be in compliance with changes in federal regulations with regard to qualified defined contribution plans. Effective December 15, 2009, the Plan was amended in order to be in compliance with various provisions of the Post-Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), including the Pension Protection Act of 2006. Effective December 22, 2010, the Plan was amended to be in compliance with the Final Treasury Regulations issued under section 401(a) (9) of the Internal Revenue Code (the Code) (see Note 2 for Plan amendments adopted during 2012).

Fidelity Management Trust Company is the Plan’s trustee, and Fidelity Investments Institutional Operations Company (both referred to as Fidelity) is the record keeper of the Plan’s assets. Participants’ investment options are various mutual funds, a money market fund and in prior years a unitized Tech Data Stock Fund. Participants have the ability to direct the investment of their account balances among various combinations of these options. Each mutual fund account has unique and varied investment objectives and contains several types of assets including, but not limited to, corporate stock, debt instruments and money market instruments.

Contributions - Participants contribute to the Plan based on the amount they have specified in a salary deferral agreement and can defer from 1% to 90% (subject to regulatory limitations). If automatically enrolled, a participant’s deferral is set at the amount of eligible compensation until changed by the participant, which is currently defined as 3% of eligible pretax compensation. All participants who have attained age 50 before the close of the Plan year shall be eligible to make catch up contributions, also subject to regulatory limitations. Contributions made by the Company are at the discretion of its Board of Directors and may consist of direct Company contributions and matching contributions. The Company can match up to 50% of the first 6% of a participant’s salary deferrals per pay period. The Company match is contributed and invested based on each participant’s current investment elections.

The Plan permits an additional type of Company discretionary matching contribution, called an incentive matching contribution, which allows the Company to make incentive matching contributions only if certain financial performance goals are met by the Company. The Company did not make an incentive matching contribution for 2012 or 2011.

(1) DESCRIPTION OF PLAN, CONTINUED

Expenses of the Plan - All expenses incurred in the administration of the Plan are paid by the Company with the exception of any loan fees and in-service withdrawal fees, which are paid by the participants, and certain other Plan expenses that may be paid by the Plan from the forfeitures balance or surplus administrative service revenue from Fidelity. Fees paid directly by participants and from forfeitures are shown as a deduction from net assets in the statements of changes in net assets available for benefits in loan and administrative fees.

Participant accounts - Each participant’s account is credited with the participant’s contributions, the Company’s contributions, if any, and allocations of earnings. Allocations of earnings are based on each participant’s share of net earnings and losses of their respective elective investment options, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Loans - The Plan allows participants to borrow from the Plan. Participants may borrow up to 50% of their vested account balance, provided the aggregate dollar amount of the participant’s loans outstanding does not exceed $50,000. Participants are limited to two active loans at any one time. Loans must be a minimum of $1,000 and are collateralized by the participant’s account. The term of repayment may not exceed 5 years, unless the loan proceeds are used to acquire a principal residence in which case the period is not to exceed 30 years. The interest rate for a loan is the prime rate plus 1%. Participants may repay the loan ratably through payroll deductions and/or direct payments to the record keeper.

Vesting - Participants are immediately vested in their voluntary deferral contributions, rollovers, qualified non elective contributions and earnings thereon. Vesting for Company contributions and earnings thereon is based on years of continuous service with a participant being 100% vested after four years of service.

Forfeitures - Contributions forfeited by terminated participants may be used to reduce Company contributions or to pay certain administrative expenses of the Plan. As of December 31, 2012 and 2011, cumulative forfeitures and related earnings of approximately $25,000 and $313,000, respectively, were available to reduce Company contributions or to pay certain administrative expenses. Forfeitures used to reduce Company contributions for 2012 and 2011 were approximately $347,000 and $13,000, respectively.

Unallocated assets - Unallocated assets at December 31, 2012 and 2011 were approximately $25,000 and $313,000, respectively, and represent the amount of cumulative forfeitures and related earnings available to reduce Company contributions or to pay certain administrative expenses.

Payment of benefits - Participants are eligible to receive benefits (1) upon reaching retirement age, (2) upon the disability or death of the participant, (3) upon termination of service or (4) if actively employed, upon attainment of age 59 1/2 (vested balances only). Distributions are paid in a lump-sum amount or in the instance of a distribution from the unitized Tech Data Stock Fund prior to its liquidation (see note 2), in whole shares of Tech Data Stock. If the participant dies, 100% of the participant’s account balance will be paid to the designated beneficiary or beneficiaries.

The Plan also has a hardship withdrawal provision which allows active participants, meeting specified requirements, to take a distribution that does not exceed an amount that satisfies their immediate financial need plus any related taxes.

Benefit payments are recorded when paid.

(2) PLAN AMENDMENTS

Plan amendments four and five were adopted during the Plan year ended December 31, 2012. Due to updated federal regulations under ERISA Section 408(b)(2), amendment four, effective January 1, 2012, established a fee arrangement between Fidelity and the Company that limits administrative service revenue to a defined percentage of assets. To the extent that revenue received by Fidelity is less than the defined percentage, an invoice for the shortfall is submitted to the Company for payment by either the Company or Plan participants. To the extent that revenue received by Fidelity is greater than the defined percentage, the surplus is held in a suspense account in the Plan to be used for payment of permissible Plan expenses or to be allocated among participants. The shortfall or surplus is calculated on a quarterly basis. In the event of a surplus, Fidelity funds quarterly in arrears the pro rata portion of the surplus to the suspense account held in the Plan.

Revenue received by Fidelity for administrative services is funded from sub-transfer fees (revenue sharing payments) paid to Fidelity from non-Fidelity funds and from a portion of the expense ratio of Fidelity proprietary funds. For the year ended December 31, 2012, $56,972 of surplus is reported as other revenue in the statements of changes in net assets available for benefits. Of the total surplus reported, $42,729 is held in the suspense account and is readily available to pay Plan expenses at December 31, 2012. The difference of $14,243 represents the pro rata portion of the surplus calculated for the quarter ended December 31, 2012 and is reported as other receivables in the statements of net assets available for benefits. It has been transferred from Fidelity to the suspense account during the quarter ended March 31, 2013.

Amendment five eliminated the Tech Data Stock Fund from the Plan through the liquidation of all participant balances held in the Tech Data Stock Fund. Liquidation of participant balances commenced on December 21, 2012. Upon completion of the liquidation and settlement of participant balances, proceeds from the liquidation were to be invested in the Fidelity Freedom Fund. At December 31, 2012, all participant balances held in the Tech Data Stock Fund were fully liquidated, but not all proceeds of the liquidation were fully invested in the Fidelity Freedom Fund. The Plan had $5,817,337 in interest bearing cash for the Plan year ended December 31, 2012, and the majority of this balance is the direct result of the liquidation. Effective at the close of business on January 2, 2013, all participant contributions previously directed to the Tech Data Stock Fund were invested in the Fidelity Freedom Fund.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accounts of the Plan are maintained on the accrual basis and are in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Notes receivable from participants - Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Valuation of investments and income recognition - Investments in mutual funds, the money market fund and the unitized Tech Data Stock Fund are valued at quoted market prices in an active market based on the last reported sales price on the last business day of the Plan year. The fair value of the interest bearing cash approximates its carrying value due to its short-term nature. Net appreciation (depreciation) in the fair value of investments for the year is reflected in the statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

New accounting pronouncements - In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Footnote 9 – Fair Value of Financial Instruments has been updated to reflect the most recent accounting guidance. However, the adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

(4) INVESTMENTS

The Plan’s investments, including investments bought, sold and held during the year, appreciated in value by $8,971,411 during the year ended December 31, 2012, and depreciated in value by $4,268,609 during the year ended December 31, 2011, as follows:

	Year ended December 31,
	2012	2011
Appreciation/(depreciation) in fair value determined by quoted market prices:
Mutual Funds
Large Cap	$3,311,125	$(338,584)
Mid Cap	2,248,068	(381,452)
Small Cap	440,376	(362,718)
International	499,158	(3,487,361)
Blended	2,666,995	(475,289)
Income	320,271	(204,666)
Tech Data Stock Fund	(514,582)	981,461

Net appreciation/(depreciation)	$8,971,411	$(4,268,609)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,
	2012		2011
Fidelity Capital Appreciation Fund	$14,734,487		$12,460,914
Artisan Mid Cap Fund	11,457,821	(a)	10,456,169	(a)
Fidelity Retirement Money Market Fund	10,719,146		10,147,618
AF American Balanced Fund	6,179,817	(b)	12,318,167	(b)
Fidelity Government Income Fund	6,137,837		5,351,776
Vanguard Institutional Index Fund	5,995,825		—	(c)
Janus Overseas Fund	5,490,646	(d)	6,009,293	(d)
Tech Data Stock Fund	—	(e)	7,917,290	(e)

(a)	On February 14, 2012, all participant balances held in the Artisan Mid Cap Investment Fund were transferred to the Artisan Mid Cap Institutional Class Fund. The balance at December 31, 2011 represents the fair market value of the Artisan Mid Cap Investment Fund, and the balance at December 31, 2012 represents the fair market value of the Artisan Mid Cap Institutional Class Fund.
(b)	On February 14, 2012, all participant balances held in the AF American Balanced Class R-5 Fund were transferred to the AF American Balanced Class R-6 Fund. The balance at December 31, 2011 represents the fair market value of the AF American Balanced Class R-5 Fund, and the balance at December 31, 2012 represents the fair market value of the AF American Balanced Class R-6 Fund.

(4) INVESTMENTS, CONTINUED

(c)	Investment represented less than 5% of the fair value of the Plan’s net assets as of December 31, 2011.
(d)	On February 14, 2012, all participant balances held in the Janus Overseas Class T Fund were transferred to the Janus Overseas Class I Fund. The balance at December 31, 2011 represents the fair market value of the Janus Overseas Class T Fund, and the balance at December 31, 2012 represents the fair market value of the Janus Overseas Class I Fund.
(e)	At December 31, 2011, the balance of the Tech Data Stock Fund was $7,917,290 and represented over 5% of the fair value of the Plan’s net assets. During the current year, all participant balances held in the Tech Data Stock Fund were fully liquidated (see Note 2). Proceeds from the liquidation were to be fully invested in the Fidelity Freedom Fund; however, not all proceeds were invested until January 2013. As a result, interest bearing cash of $5,817,337 at December 31, 2012 represents over 5% of the fair value of the Plan’s net assets.

(5) PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants immediately become 100% vested in their accounts.

(6) RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(7) PARTIES-IN-INTEREST

At December 31, 2011, the Plan assets include shares of the unitized Tech Data Stock Fund, various mutual funds managed by Fidelity, and notes receivable from participants. The value of the Tech Data Stock Fund as of December 31, 2011, totaled $7,917,290. Due to the liquidation of all participant balances held in the Tech Data Stock Fund during 2012, the value of the Tech Data Stock Fund as of December 31, 2012 is $0.

As of December 31, 2012 and 2011, the value of the Fidelity investments totaled $53,431,627 and $45,300,034, respectively. As of December 31, 2012 and 2011, notes receivable from participants totaled $4,011,038 and $3,956,177, respectively.

(8) INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 17, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

(9) FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value assumptions are made at a specific point in time and changes in underlying assumptions could significantly affect these estimates. The Company applies the following framework for measuring fair value which is based on a three-level hierarchy:

Level 1 - Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 - Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Valuations based on unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial assets at fair value as of December 31, 2012:

	Assets at Fair Value at December 31, 2012
	Level 1	Level 2	Level 3	Total
Cash, interest bearing	$5,817,337			$5,817,337
Money market fund	10,719,146			10,719,146
Mutual funds
Large Cap	22,904,494			22,904,494
Mid Cap	17,765,464			17,765,464
Small Cap	8,606,612			8,606,612
International	6,125,315			6,125,315
Blended	20,456,641			20,456,641
Income	13,184,191			13,184,191

Total investments at fair value	$105,579,200			$105,579,200

The following table sets forth by level, within the fair value hierarchy, the Plan’s financial assets at fair value as of December 31, 2011:

	Assets at Fair Value at December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash, interest bearing	$15,277			$15,277
Money market fund	10,147,618			10,147,618
Mutual funds
Large Cap	19,186,535			19,186,535
Mid Cap	15,554,343			15,554,343
Small Cap	9,040,149			9,040,149
International	6,240,734			6,240,734
Blended	23,155,978			23,155,978
Income	11,451,640			11,451,640
Tech Data Stock Fund	7,917,290			7,917,290

Total investments at fair value	$102,709,564			$102,709,564

As of December 31, 2012 and 2011, notes receivable from participants, other receivables and other liabilities are carried at cost, which approximates fair value because of the short maturity of these items.

(10) SUBSEQUENT EVENTS

Effective March 28, 2013, the Company closed the BlackRock Small Cap Growth Equity Portfolio and added the AllianceBernstein Small Cap Growth Portfolio. Also effective on March 28, 2013, the Company reallocated balances in the BlackRock Small Cap Growth Equity Portfolio to the AllianceBernstein Small Cap Growth Portfolio and redirected future contributions made to the BlackRock Small Cap Growth Equity Portfolio to the AllianceBernstein Small Cap Growth Portfolio.

Effective for the pay period beginning on April 27, 2013, the Company suspended all matching contributions for the remainder of the Plan year. The Company has not yet determined whether matching contributions will be made for future years.

The effect of these events does not impact the Plan’s net assets at December 31, 2012, nor do these changes require an adjustment to these financial statements.

TECH DATA CORPORATION

401(k) SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

Schedule H, line 4i

Employer identification number: 59-1578329

Plan number: 003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Fidelity Capital Appreciation Fund	501,514 shares, Fidelity Capital Appreciation Fund		$14,734,487
	Artisan Mid Cap Fund	293,414 shares, Artisan Mid Cap Institutional Class Fund		11,457,821
*	Fidelity Money Market Trust Retirement Money Market Portfolio	10,719,146 shares, Fidelity Money Market Trust Retirement Money Market Portfolio		10,719,146
	AF American Balanced Fund	302,932 shares, AF American Balanced Class R-6 Fund		6,179,817
*	Fidelity Government Income Fund	580,136 shares, Fidelity Government Income Fund		6,137,837
	Vanguard Institutional Index Fund	45,938 shares, Vanguard Institutional Index Fund		5,995,825
	Janus Overseas Fund	160,217 shares, Janus Overseas Class I Fund		5,490,646
	Lord Abbett Small Cap Value Fund	135,126 shares, Lord Abbett Small Cap Class I Fund		4,617,249
*	Fidelity Capital & Income Fund	420,872 shares, Fidelity Capital & Income Fund		3,998,283
	BlackRock Small Cap Growth Equity Portfolio	153,235 shares, BlackRock Small Cap Growth Equity Portfolio Institutional Fund		3,565,779
	JPMorgan Mid Cap Value Fund	120,660 shares, JPM Mid Cap Value Institutional Class Fund		3,377,262
	PIMCO Total Return Fund	271,181 shares, PIMCO Total Return Institutional Class Fund		3,048,071
*	Fidelity Freedom 2030 Fund	205,979 shares, Fidelity Freedom 2030 Fund		2,931,080
*	Fidelity Low-Priced Stock Fund	68,369 shares, Fidelity Low-Priced Stock Fund		2,700,586
*	Fidelity Freedom 2020 Fund	157,813 shares, Fidelity Freedom 2020 Fund		2,258,301
	Vanguard Winsor II Fund	41,707 shares, Vanguard Winsor II Fund		2,174,182
*	Fidelity Freedom 2040 Fund	244,785 shares, Fidelity Freedom 2040 Fund		2,021,920
*	Fidelity Freedom 2035 Fund	156,281 shares, Fidelity Freedom 2035 Fund		1,848,800
*	Fidelity Freedom 2025 Fund	102,588 shares, Fidelity Freedom 2025 Fund		1,225,927
*	Fidelity Freedom 2050 Fund	121,505 shares, Fidelity Freedom 2050 Fund		1,171,311
*	Fidelity Freedom 2045 Fund	112,178 shares, Fidelity Freedom 2045 Fund		1,097,105
*	Fidelity Spartan International Index Fund	18,514 shares, Fidelity Spartan International Index Fund - Fidelity Advantage Class		634,669
*	Fidelity Freedom 2010 Fund	43,956 shares, Fidelity Freedom 2010 Fund		620,654
*	Fidelity Freedom Income Fund	36,211 shares, Fidelity Freedom Income Fund		424,032
	Vanguard Small Cap Index Fund	12,130 shares, Vanguard Small Cap Index Fund		423,584
*	Fidelity Freedom 2000 Fund	28,743 shares, Fidelity Freedom 2000 Fund		355,554
*	Fidelity Freedom 2015 Fund	27,277 shares, Fidelity Freedom 2015 Fund		322,140
*	Fidelity Spartan Extended Market Index Fund	5,758 shares, Fidelity Spartan Extended Market Index Fund - Fidelity Advantage Class		229,795
*	Notes receivable from participants	4.25% - 10% interest rate; principal and interest payable monthly; secured by participants vested account balances		4,011,038
	Cash, interest bearing			5,817,337

	Total			$109,590,238

*	Denotes exempt party-in-interest
**	Information not required as investment is participant directed

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

TECH DATA CORPORATION 401(k) SAVINGS PLAN

DATE: June 26, 2013

By:	/s/ Joseph B. Trepani
Name:	Joseph B. Trepani
Senior Vice President and Corporate Controller

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23	Consent of Independent Registered Certified Public Accounting Firm.